[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 21, 2014

VIA FEDEX AND EDGAR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lands’ End, Inc.
Amendment No. 4 to Registration Statement on Form 10-12B
Filed February 21, 2014
File No. 001-09769

Dear Mr. Reynolds:

On behalf of our client, Lands’ End, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 10, 2014, with respect to the filing referenced above.

Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form 10 (File No. 001-09769) (the “Registration Statement”) is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 4 marked to indicate changes from the version of the Registration Statement filed on January 31, 2014.

Mr. John Reynolds

U.S. Securities and Exchange Commission

February 21, 2014

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 4.

General

1.	We note your response regarding comments 2 and 8 of our letter dated January 24, 2014. We are considering your response regarding the financial advisor opinion and may have further comment. With respect to the Sears board’s assumptions of “post-spin-off operating performance and cash flow of each of Lands’ End and Sears Holdings and its analysis of the post-spin-off assets and liabilities of each company,” as referenced on page 30, please revise there and where appropriate to summarize the assumptions relevant to Lands’ End.

Response: The Company notes that while the disclosure regarding the expectations and assumptions of the Sears Holdings board of directors was initially added under the risk factor describing potential liabilities with respect to fraudulent conveyance laws, that language does not in fact describe the risk itself and therefore does not belong in the risk factor. The Company has consequently revised the Information Statement on page 30 to remove the paragraph, thus leaving only the description of the actual risk as the Company perceives it, without any mitigating language.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 47

2.	We note your disclosure that Lands’ End distributed $68.8 million, $5.3 million and $117.3 million to Sears Holdings in the fiscal years ended 2012, 2011 and 2010. To enhance investor’s understanding, please also provide the gross amounts of (a) the contributions provided by your parent company and (b) distributions you made to your parent company for each of the fiscal years presented. Additionally, please confirm, if true, that your parent company was your only source of cash historically.

Response: The Company has previously revised the Information Statement to include net distributions to its parent company to demonstrate that its sources of cash were greater than its uses of cash in the fiscal years ended 2012, 2011 and 2010, that its working capital needs have been met primarily through funds generated from operations and that additional funding requirements historically supported by its parent company were primarily to fund seasonal inventory.

Mr. John Reynolds

U.S. Securities and Exchange Commission

February 21, 2014

The Information Statement has been revised on pages 47 and 48 to indicate that the Company’s parent company uses a centralized cash management approach and that cash settlements occur daily between the Company and its parent company. Accordingly, the Company does not believe that showing the gross amounts for the various sources and uses of cash that result in daily net contributions or distributions with its parent company would enhance an investor’s understanding of the Company’s liquidity and capital resources. Additionally, the Information Statement has been revised on pages 47 and 48 to confirm that the Company’s parent company has historically been its only source of funding for its operating and investing activities.

3.	Please supplement your quantified disclosure of contributions by your parent to also include narrative disclosure summarizing the principal methods by which Sears Holdings made payments to you, covered your expenses (e.g., paying for “seasonal inventory builds” on your behalf) or otherwise contributed to you.

Response: As noted in the Company’s response to Comment 2, the Information Statement has been revised on pages 47 and 48 in response to the Staff’s comment.

Description of Material Indebtedness, page 48

4.	We note you intend to pay a dividend to Sears Holdings with the proceeds of a $500 million Term Loan Facility immediately prior to the consummation of the spin-off. Please disclose the impact of these transactions on your liquidity and capital resources. Specifically, please ensure to address how these transactions impact your cash flow requirements for the next 12 months.

Response: The Company acknowledges the Staff’s comment and confirms that it will revise the Registration Statement in a future amendment to include disclosure regarding the impact of the Term Loan Facility on the Company’s liquidity and capital resources once the material terms of the Term Loan Facility are determined.

Financial Instruments with Off-Balance Sheet Risk, page 49

5.	We note your revised disclosure in response to comment 6 of our letter dated January 24, 2014. Please advise us whether you will revise the Form 10 to disclose the total amount and other material terms of the ABL Facility in a pre-effective amendment.

Response: The Company acknowledges the Staff’s comment and confirms that it will revise the Registration Statement in a future amendment to include the total amount and other material terms of the ABL Facility.

Mr. John Reynolds

U.S. Securities and Exchange Commission

February 21, 2014

Certain Relationships, page 85

6.	We note you have not yet entered into the various distribution, services and other agreements, have not provided 2013 compensation information on page 80, and you do not provide brackets in this section where it appears you anticipate providing disclosure in a subsequent amendment. Please refer to comments 1, 12 and 13 of our letter dated January 2, 2014 and note that we will require sufficient time to review the agreements and related disclosure. In this regard, please ensure the disclosure addresses material terms of the various arrangements in quantified terms, including amounts involved in the transition, distribution and separation agreements, as well as quantitative disclosure of the “percentage of the price of goods sourced,” “certain fees” and “a commission.”

Response: The Information Statement has been revised on pages 87–92 in response to the Staff’s comment. Additionally, we note that the full forms of the material agreements between the Company and Sears Holdings (or its subsidiaries) that had not previously been filed as exhibits to the Registration Statement were filed as exhibits to Amendment No. 4.

The Spin-Off, page 91

7.	We note that holders of Sears Holdings’ restricted stock that is unvested as of the record date “will receive cash awards in lieu of shares, as described below.” However, we are unable to locate subsequent disclosure further describing these payments. Please revise to discuss in greater detail.

Response: The Information Statement has been revised on pages 10 and 98 in response to the Staff’s comment.

Mr. John Reynolds

U.S. Securities and Exchange Commission

February 21, 2014

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 4, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1393 or by email at IKirman@wlrk.com.

Sincerely,

/s/ Igor Kirman
Igor Kirman

Enclosures

cc:	Edgar O. Huber
Chief Executive Officer
Lands’ End, Inc.

Dorian R. Williams
Vice President and Deputy General Counsel
Sears Holdings Corporation